As filed with the Securities and Exchange Commission on March 2, 2006.
Registration No. 33-36223

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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
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POST-EFFECTIVE AMENDMENT NO. 1
ON
FORM S-8
Registration Statement Under
The Securities Act of 1933
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THERMO ELECTRON CORPORATION
(Exact name of registrant as specified in its charter)
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DELAWARE	04-2209186
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

81 Wyman Street
Waltham, Massachusetts 02454-9046
(Address of Principal Executive Offices) (Zip Code)

FINNIGAN CORPORATION 1979 LONG-TERM INCENTIVE PLAN
FINNIGAN CORPORATION 1989 LONG-TERM INCENTIVE PLAN

(Full Title of the Plan)

Seth H. Hoogasian, Secretary
Thermo Electron Corporation
81 Wyman Street
Waltham, Massachusetts 02454-9046

(781) 622-1000
(Telephone Number, Including Area Code, of Agent For Service)

Deregistration of Securities

This Post-Effective Amendment No. 1 on Form S-8 to the Registration Statement on Form S-8 (Registration No. 33-36223) is being filed by the Registrant to remove from registration any of the securities that remain unsold thereunder as of the date of filing of this post-effective amendment. The securities were previously registered for sale under the Finnigan Corporation 1979 Long-Term Incentive Plan and the Finnigan Corporation 1989 Long-Term Incentive Plan (collectively, the "Plans"). The deregistered securities represent shares subject to options granted under the Plans that expired, were canceled or terminated without having been exercised. As such, the Registrant hereby removes such securities from registration and the registration is hereby terminated.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Thermo Electron certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on this 28th day of February, 2006.

THERMO ELECTRON CORPORATION

By: /s/ Marijn E. Dekkers

Marijn E. Dekkers

Its: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment on Form S-8 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Marijn E. Dekkers Marijn E. Dekkers	President, Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2006
/s/ Jim P. Manzi Jim P. Manzi	Chairman of the Board and Director	February 28, 2006
/s/ Peter M. Wilver Peter M. Wilver	Vice President and Chief Financial Officer (Principal Financial Officer)	February 28, 2006
/s/ Peter E. Hornstra Peter E. Hornstra	Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	February 28, 2006
/s/ John L. LaMattina John L. LaMattina	Director	February 28, 2006
/s/ Peter J. Manning Peter J. Manning	Director	February 28, 2006
/s/ Robert A. McCabe Robert A. McCabe	Director	February 28, 2006
/s/ Robert W. O'Leary Robert W. O'Leary	Director	February 28, 2006

/s/ Michael E. Porter	Director	February 28, 2006
Michael E. Porter		
/s/ Elaine S. Ullian	Director	February 28, 2006
Elaine S. Ullian		